EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

February 28, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Letter from Elliott Advisors (UK) Limited

Further to the immediate report of the Company dated February 25, 2018 regarding the request of the controlling shareholder in the Company, B Communications, to convene an urgent meeting of the Board of Directors to discuss a proposal for the appointment of three new directors to the Company's Board of Directors , while Shaul, Or and Orna Elovich will resign as directors (the "Notice"), an immediate report is hereby given that on February 27, 2018, the Company's Board of Directors received a letter from the counsel of Elliott Advisors (UK) Limited ("Elliott"), who expressed its opinion that the Company's Board of Directors must reject the Notice because among else, shareholders, including controlling shareholders, do not have inherent rigts to recommend appointment of directors beyond their voting power in shareholders’ meetings.

The Company's Board of Directors is examining the letter from Elliott, and at this stage the Company has nothing further to address.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.